3.

ADMINISTRATION OF BENEFIT PAYMENTS
Proof of Eligibility for the Payment
of Benefits	12
Proof of Continuing Eligibility	12
Appeal of Benefit Administration	13
GENERAL TERMS
Consideration	13
Time Limit on Certain Defenses	14
Legal Requirements	14
Periodic Reports	14
Termination	15
Extension of Benefits	15

9250 (0201

LONG TERM CARE INSURANCE RIDER

Notice to Buyer: This coverage may not cover all the costs associated with long term care incurred by the buyer during the period of coverage. The buyer is advised to review all coverage limitations carefully.

This rider is not a Medicare Supplement Policy. If you are eligible for Medicare, you should review the Guide to Health Insurance for People with Medicare available from your agent. Neither the Company nor its agents represent
Medicare, the federal government, or any state government.

Thirty Day Right to Review this Rider: This rider, at any time within thirty days after its receipt by the Owner, may be returned in person or by mail to us or to the agent through whom it was bought. Upon such return, the rider will be deemed void as of its effective date. We will then refund any cost of insurance charges assessed for this rider.

The issuance of this insurance coverage is based on the responses provided to the questions posed in the Supplemental Application for Long Term Care Benefits. A
copy of that application is attached to and made a part of the policy. If any answers are incorrect or untrue, we have the right to deny benefits or rescind this rider coverage. It is best to clear up any questions before a claim arises. If, for any reason, any of the answers are known to be incorrect, please contact us at the address shown below.

This rider is intended to provide federally qualified long term care insurance coverage and may qualify you for federal and state tax benefits. In addition, receipt of Chronic Care Protection Benefits may be a taxable event. Please consult your personal tax advisor to determine the tax status of any benefits paid under this rider.

If the policy to which this rider is attached provides for the investment of Policy
Values in a Separate Account, the Monthly Benefit Limits on benefits payable under this rider may increase or decrease daily with fluctuations in the Death Benefit. The dollar amount of the Monthly Benefit Limits is not guaranteed.

National Life Insurance Company
One National Life Drive • Montpelier,Vermont 05604 • (802) 229-3333

9250(0201)

We, National Life Insurance Company, will, subject to the terms of this rider, pay
Chronic Care Protection Benefits following payment of the policy Death Benefit, including any increase segments in the policy and any Additional Protection Benefit
Rider to the policy, provided by a Rider to Accelerate Benefits for Payments of
Qualified Long Term Care Services Due to Chronic Illness on this policy

Chronic Care Protection Benefits are payable to offset a portion of the cost of
Qualified Long Term Care Services incurred because the Insured is Chronically ill.
Payment of these benefits will be made to the Owner for Qualified Long Term Care
Services incurred during the lifetime of the Insured.

The effective date of this rider is the policy Date of Issue unless a later date is shown below.

BENEFITS

Chronic Care Protection Benefits will begin following payment of the policy Death
Benefit, including any increase segments in the policy and any Additional Protection
Benefit Rider to the policy, payable under a Rider to Accelerate Benefits for
Payment of Qualified Long Term Care Services Due to Chronic illness on this policy and our receipt of Proof of Eligibility for the Payment of Benefits. Payments, if any,
will thereafter be made for expenses incurred in subsequent calendar months, according to the terms of this rider.

CARE
COORDINATOR

The Care Coordinator is a Licensed Health Care Practitioner designated by us to:

1.	assess the Insured's need for Qualified Long Term Care Services; and

2.	certify that the Insured is Chronically ill; and

3.	assist in the preparation of a Plan of Care addressing the Insured's Chronic illness.

A Licensed Health Care Practitioner is a medical doctor or doctor of osteopathy within the definition of Section 1861(r)(1) of the Social Security Act, a registered professional nurse, or a licensed social worker.

All charges associated with the participation of the Care Coordinator in administration of a claim on this rider will qualify for reimbursement under this rider and, as such, will be treated as other payments, except that such reimbursement will not be applied, in any month, against the Monthly Benefit Limits described in this rider.

National Life Insurance Company
One National Life Drive Montpelier, Vermont 05604 (802) 229-3333 Page 2
9250(0201)

ELIGIBILITY FOR
THE PAYMENT OF
BENEFITS

The Care Coordinator must certify that the Insured is Chronically ill for payments to be made under this rider. For the purposes of this rider, the Insured is deemed Chronically ill if he or she:

1. is unable to perform (without Substantial Assistance from another individual) at least two Activities of Daily Living for at least 90 consecutive days due to a loss of functional capacity; or

2. requires substantial supervision by another person to protect the Insured from threats to health and safety due to his or her own Severe Cognitive
Impairment.

Substantial Assistance means Hands-on Assistance or Standby Assistance. Hands-on
Assistance means the physical assistance of another person without which the individual would be unable to perform the Activity of Daily Living. Standby
Assistance means the presence of another person within arm’s reach of the individual that is necessary to prevent, by physical intervention, injury to the individual while he or she is performing an Activity of Daily Living (such as being ready to catch the individual if he or she falls while getting into or out of a bathtub or shower while bathing, or being prepared to remove food from the individual’s throat if he or she chokes while eating).

The Activities of Daily Living are bathing, continence, dressing, eating, toileting, and transferring.

· Bathing means washing oneself by sponge bath, or in a tub or shower, including the task of getting into and out of the tub or shower.
· Continence means the ability to maintain control of bowel and bladder function, or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).
· Dressing means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.
· Eating means feeding oneself by getting food into the body from a receptacle
(such as a plate, cup, or table) or by a feeding tube or intravenously.
· Toileting means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.
· Transferring means moving into or out of a bed, chair, or wheelchair.

National Life Insurance Company
One National Life Drive • Montpelier, Vermont 05604 • (802) 229-3333

9250(0201)

Severe Cognitive Impairment means the deterioration or loss of intellectual capacity that is:

1. comparable to (and includes) Alzheimer's Disease and similar forms of irreversible dementia; and

2. measured by clinical evidence and standardized tests which reliably measure impairment in:

a) short-term or long-term memory; or
b) orientation to people, places, or time; or
c) deductive or abstract reasoning; or
d) judgment as it relates to safety awareness.

MONTHLY BENEFIT
LIMITS

For a given month, benefits for Qualified Long Term Care Services provided in an
Adult Day Care Center may not exceed the lesser of:

1. actual expenses incurred for Qualified Long Term Care Services provided in an Adult Day Care Center, minus any deductible or coinsurance amounts and any reimbursement received from Medicare (except as a secondary payor) and other government programs, excluding Medicaid; and
2. the Adult Day Care Percentage stated in the Data Section times the Rider
Face Amount.

For a given month, benefits for Qualified Long Term Care Services provided in a
Nursing Facility, in an Assisted Living Facility, or by a Home Health Care Agency
may not exceed the lesser of:

1. actual expenses incurred for Qualified Long Term Care Services provided in such facilities, minus any deductible or coinsurance amounts and any reimbursement received from Medicare (except as a secondary payor) and other government programs, excluding Medicaid; and
2. the Monthly Care Percentage stated in the Data Section times the Rider
Face Amount;

less the monthly payment made for Qualified Long Term Care Services provided in an Adult Day Care Center, as determined above.

Unless the Data Section for this rider states that benefits are payable for life, monthly payments of Chronic Care Protection Benefits may continue until the sum of all inflation-adjusted prior payments equals the Inflation Adjusted Rider Face
Amount. The inflation adjustment is compounded annually at a rate equal to the
Inflation Protection Rate stated in the Data Section.

"Medicare" refers to Title I, Part I of Public Law 89-97, as Enacted by the Eighty-
Ninth Congress of the United States of America (popularly known as the Health
Insurance for the Aged Act), as then constituted and any later amendments or substitutes thereof.

National Life Insurance Company
One National Life Drive Montpelier, Vermont 05604 (802) 229 -3333

9250(0201)

NONFORFEITURE
BENEFIT

If on or after the third anniversary of the effective date of this rider:

1. we receive a written request from the Owner to terminate this rider; or
2. the end of any Grace Period beginning after the third anniversary of the effective date of this rider has been reached on the policy; or
3. the rider would otherwise terminate because the policy terminates;

a Nonforfeiture Benefit will be provided.

The Nonforfeiture Benefit will be equal to the greater of:

1. the sum of all cost of insurance charges assessed for this rider from its effective date, net of any charges waived in accordance with the Waiver of
Monthly Deductions provision of this rider or of any other rider attached to this policy; and
2. the Monthly Care Percentage stated in the Data Section for the Policy
Year in which the lapsation occurs times the Rider Face Amount.

The Nonforfeiture Benefit will be payable to the Owner according to the terms of the Proof of Eligibility for the Payment of Benefits provision of this rider, until the sum of all payments made in nonforfeiture equal the Nonforfeiture Benefit.

Nonforfeiture Benefits will not be payable until unreimbursed expenses for
Qualified Long Term Care Services have been incurred in an amount exceeding the total Death Benefit of the policy, including any increase segments in the policy and any Additional Protection Benefit Rider to the policy, as of the date on which lapsation occurs, of the Rider to Accelerate Benefits for Payment of Qualified Long
Term Care Services Due to Chronic illness attached to the policy.

The Nonforfeiture Benefit is not otherwise available in cash and will not be included in the Death Benefit paid upon the death of the Insured.

If this rider terminated:

1. prior to the third anniversary of the effective date of this rider; or
2. on or after such anniversary because:

a) of the death of the Insured; or
b) Chronic Care Protection Benefits are no longer payable under this rider;

this rider will terminate without any Nonforfeiture Benefit.

National Life Insurance Company
One National Life Drive • Montpelier,Vermont 05604 • (802) 229-3333

9250(0201)

QUALIFIED LONG TERM CARE SERVICES
Qualified Long Term Care Services are necessary diagnostic, preventive, therapeutic, curing, treating, mitigating and rehabilitative services and , Maintenance or Personal
Care Services which are:

1. required for treatment of a Chronically ill individual; and
2. provided pursuant to a Plan of Care prescribed by a Licensed Health
Care Practitioner; and
3. provided in a Nursing Facility, an Assisted Living Facility, an Adult Day

Care Center) or by a Home Health Care Agency.

MAINTENANCE OR
PERSONAL CARE
SERVICES

Maintenance or Personal Care Services include any services primarily addressing needs resulting from the Insured's Chronic illness. Maintenance or Personal Care
Services may include meal preparation) household cleaning) and other similar functions which the Chronically ill individual is unable to perform.

A Plan of Care is a written description of the Qualified Long Term Care Services appropriate to meet the needs of a Chronically ill individual) which has been:

1. prescribed by a Licensed Health Care Practitioner; and
2. signed by the Licensed He31th Care Practitioner; and
3. approved by the Care Coordinator and us.

The Plan of Care will identify:

PLAN OF CARE

1. the type, frequency, and duration of services needed; and
2. the Qualified Long Term Care Services rendered for which Chronic Care
Protection Benefits will be paid under this rider.

NURSING FACILITY

A Nursing Facility is a facility or a distinct part of a facility that is licensed or certified (if licensing or certification is required) in the jurisdiction in which it is operating to provide Skilled Nursing Care, Intermediate Care, or Custodial Care, or
physical restoration services to assist patients to reach a degree of bodily function to permit self-care in Activities of Daily Living.

A Nursing Facility is not a hospital or institution operated mainly for the treatment and care of:

1. mental, nervous, psychotic, or psychoneurotic deficiencies or disorders;
2. alcoholism; or
3. drug addiction.

National Life Insurance Company
One National Life Drive Montpelier. Vermont 05604 (802) 229-3333 Page 6

9250(0201)

Skilled Nursing Care is care which requires the skill of professional personnel such as a regtstered Nurse (RN) or a LIcensed Practical Nurse (LPN). Skilled
Nursing Care is care provided either directly by or under the supervision of these personnel.

Intermediate Care is care that meets all of the following requirements:

1. Its primary function is to provide periodic professional nursing care;
2. It is performed under the orders of a physician; and
3. It is performed under the supervision of:

a) a Registered Nurse;
b) a Licensed Vocational Nurse;
c) a Licensed Practical Nurse;
d) a physical therapist;
e) a respiratory therapist;
f) a registered dietician; or
g) a person licensed or certified to provide Intermediate Care services.

Custodial Care is care providing Qualified Long Term Care Services which are mainly for the purpose of meeting the Activities of Daily Living. Custodial Care may be provided by persons without professional skills or training. Such care is intended to:

1. maintain and support the Insured's existing level of health; and
2. preserve the Insured's health from further decline.

Custodial Care is not primarily for the Insured's own or family's convenience.

Mental or nervous disease or disorder generally denotes one of the following: ,

1. a disease of the brain with predominant behavioral symptoms; or 2. a disease of the mind or personality, evidenced by abnormal behavior; or 3. a disorder of conduct evidenced by socially deviant behavior.

Mental or nervous disease or disorder includes psychosis, depression, .
schizophrenia, bipolar affective disorder, and those psychiatric illnesses listed in the
Diagnostic and Statistical Manual for Mental Disorders of the American Psychiatric
Association. Mental or nervous disease or disorder does not include Alzheimer's
Disease, Parkinson's Disease, or other similar forms of senility or irreversible dementia.

National Life Insurance Company
One National Life Drive Montpelier.Vermont 05604  (802) 229-3333

9250(0201)

ASSISTED LIVING
FACILITY

An Assisted Living Facility is a facility engaged primarily in providing ongoing care and related services to at least ten patients in one location. An Assisted Living Facility:
1. is licensed, if required by the jurisdiction in which it is operating, to provide such care;
2. provides 24-hour-a-day care and services sufficient to support needs resulting from an inability to perform Activities of Daily Living or from a
Severe Cognitive Impairment;
3. has employees on duty at all times who are trained and ready to provide that care;
4. provides 3 meals a day, accommodating any special dietary needs;
5. has formal arrangements for the services of a Licensed Health Care
Practitioner to furnish emergency medical care;
6. has appropriate methods and procedures for handling and administering drugs and biologicals;
7. is not, other than incidentally, a home for the mentally retarded, the blind or the deaf, or a hotel or home for alcoholics or drug abusers; and
8. is not operated mainly for the treatment and care of mental, nervous, psychotic, or psychoneurotic deficiencies or disorders.

As used in this rider, the term "emergency" refers to the sudden onset of an injury or sickness or an abrupt change in health status which requires immediate medical services, the lack of which presents risk of permanent damage to one's health.

HOME HEALTH
CARE AGENCY

A Home Health Care Agency is an agency or organization which provides Home
Health Care, and:

1. is supervised by one or more:

a) Physicians;
b) Registered Nurses; or
c) Licensed Social Workers; and

2. keeps clinical records on all patients; and
3. is licensed, certified, or approved by state or local laws as a Home Health
Care Agency.

Home Health Care is a program of professional, paraprofessional, or skilled care for medical or non-medical services provided through a Home Health Care Agency to a patient in his or her home.

National Life Insurance Company
One National Life Drive • Montpelier, Vermont 05604 • (802) 229 -3333

9250(0201)

Home Health Care may include any of the following services:

1. nursing services provided by a:

a) Registered Nurse;
b) Registered Practical Nurse;
c) Licensed Vocational Nurse; or
d) Licensed Public Health Nurse;

2. Respite Care services;
3. physical therapy;
4. speech therapy;
5. respiratory therapy; or
6. occupational therapy.

Home Health Care also means medical or non-medical care provided to an ill, disabled, or infirm person in his or her home for the purpose of meeting the
Activities of Daily Living. It may be rendered by persons without professional skills or training working under the supervision of a Home Health Care Agency. Such
Home Health Care includes assisting with or in:

1. ambulation and exercise;
2. self-administered medications;
3. reporting changes in the Insured's condition and needs;
4. completing appropriate records;
5. Maintenance or Personal Care Services;
6. Homemaker Services or home health aide services;
7. Respite Care services; and
8. other services needed to maintain or improve the Insured's functional ability.

Home Health Care does not include services provided to a patient while confined in a hospital, Nursing Facility, Assisted Living Facility, or any other facility which makes a charge for room and board.

Homemaker Services are Qualified Long Term Care Services that:

1. are provided by persons without professional skills or training, working under the supervision of a Home Health Care Agency; and
2. enable a person to remain in his or her home.

Respite Care is short-term care which:

1. is needed in order to maintain the Insured's health and safety; and
2. provides temporary relief from caregiving duties by a member of the
Insured's family or any other person who is the Insured's unpaid, primary caregiver.

National Life Insurance Company
One National Life Drive Montpelier,Vermont 05604  (802) 229-3333

9250(0201)

ADULT DAY CARE
CENTER

An Adult Day Care Center is an organization that provides a program of Adult Day
Care and is state licensed, if the state in which it is located licenses Adult
Day Care facilities. If the state does not license such facilities, the Adult Day
Care Center must meet the following criteria:

1. It must be operated at least 5 days a week for a minimum of eight hours a day, and it may not be an overnight facility; and
2. It must maintain a written record for each client that includes a Plan of
Care and a record of all services provided; and
3. It must have established procedures for obtaining appropriate aid in the event of a medical emergency; and
4. It must maintain a client-to-staff ratio of no more than eight to one; and
5. Its staff must include a full-time director and one or more Registered Nurses in attendance at least four hours a day during operating hours.

Adult Day Care is a program for six or more individuals of social and health related services provided during the day in a community group setting for the purpose of supporting frail, impaired elderly, or other disabled adults who can benefit from care in a group setting outside the home.

EXCLUSIONS

Benefits under this rider will not be paid:

1. For Qualified Long Term Care Services incurred before the effective date of this rider;
2. For Qualified Long Term Care Services provided by a member of the
Insured"s immediate family, defined as the Insured"s mother, father, sister, brother, child, step-child, spouse, or domestic partner;
3. For Qualified Long Term Care Services provided outside the United
States and the Dominion of Canada;
4. If no charge for Qualified Long Term Care Services is normally made in the absence of insurance; or
5. If Chronic lllness results from:

a) an intentionally self-inflicted injury or an attempted suicide; or
b) the voluntary taking of any drug not prescribed by a doctor or the willful improper use of any prescribed drug; or
c) alcoholism or drug addiction; or
d) mental or nervous disorders (other than Alzheimer"s Disease and other organic brain disorders); or
e) committing or attempting to commit an assault or felony or participation in a riot or insurrection; or
f) service in any armed forces engaged in war or act of war, whether or not declared; or
g) participation in any form of aviation other than as a fare-paying passenger.

National Life Insurance Company
One National Life Drive • Montpelier Vermont 05604 • (802) 229-3333

9250(0201)

EFFECT ON POLICY VALUES

Payment of Chronic Care Protection Benefits represents an extension of benefits beginning after all benefits have been paid under the Rider to Accelerate Benefits for Payment of
Qualified Long Term Care Services Due to Chronic Illness.  Receipt of Chronic Care
Protection Benefits has no effect on Policy values.

COST OF THIS RIDER

MONTHLY COST
OF INSURANCE
CHARGES

The Monthly Cost of Insurance Charge per $1,000 of Rider Face Amount for this rider is stated in its Data Section. These charges are guaranteed and are not subject to change.

Monthly deductions from the Accumulated Value of the policy will be assessed for this rider according to the terms of the policy to which this rider is attached.

WAIVER OF
MONTHLY
DEDUCTIONS

While Chronic Care Protection Benefits are paid under this rider, Monthly
Deductions will be waived. This Waiver of Monthly Deductions will be terminated when the Insured no longer qualifies for the payment of Chronic Care Protection
Benefits. In order to keep this rider in force after the Waiver of Monthly Deductions ends, payment of premiums into the policy may need to be resumed.

UNINTENTIONAL
LAPSE

This rider is subject to the terms of the Grace Period provision of the policy to which it is attached.

However, we will not lapse or terminate this rider because the Cash Surrender Value of the policy on a Monthly Policy Date has fallen below the Monthly Deductions due on such date prior to our provision of notice to both the Owner and any individual identified on the Supplemental Application for Long Term Care Benefits for receipt of notices of pending lapsation at the address provided on that application. Such notice will be provided by first class United States mail, postage prepaid, at least 30 days before the effective date of the lapse or termination, but not prior to the thirtieth day following the date the Grace Period began. We will deem such notice received on the fifth day following the date we mail notice.

National Life Insurance Company
One National Life Drive • Montpelier, Vermont 05604 •(802) 229 -3333

9250(0201)

REINSTATEMENT

If this rider and the policy to which it is attached terminate following the end of a Grace Period, and it can be shown that the Owner was Chronically Ill on the date the  Grace Period began, this coverage may be reinstated. The standard of proof of cognitive impairment or loss of functional capacity in determining whether the Owner meets the Chronic Illness criteria for reinstatement shall not be more stringent than those standards applied to the Insured for payment of benefits according to the terms of this rider.

Such reinstatement must be requested within the first five months after the date of termination, and all requirements stated in the Reinstatement provision of the policy must be satisfied to effect reinstatement. This rider will not be reinstated if request for reinstatement is received more than five months after the date of termination, even if the policy to which this rider is attached is otherwise reinstated in accordance with the terms of the policy.

ADMINISTRATION OF BENEFIT PAYMENTS

PROOF OF
ELIGIBILITY FOR
THE PAYMENT OF
BENEFITS

We must receive written proof satisfactory to us that the Insured is Chronically lit.
Such written proof must include a statement from the Care Coordinator certifying that the Insured is Chronically lit. We must also receive a copy of the Plan of Care established to address the Insured's Chronic lllness, and documentation of unreimbursed expenses for Qualified Long Term Care Services provided in a
Nursing Facility, an Assisted Living Facility, an Adult Day Care Center, or by a
Home Health Care Agency.

We have the right to have the Insured examined by a Licensed Health Care
Practitioner of our own choice when and as often as we may reasonably require while payment of Chronic Care Protection Benefits is pending. Such examinations will be made at our expense.

PROOF OF
CONTINUING
ELIGIBILITY

We must receive documentation of continuing unreimbursed expenses for Qualified
Long Term Care Services within 90 days after the end of each month during which such services were received. If it was not reasonably possible to give us such documentation in the time required, benefits will be paid following the tender of such documentation as soon as reasonably possible, and we will not reduce or deny benefits on account of the delay. Unless the Owner is not legally capable, this documentation must always be given to us no later than 1 year from the billing date of the unreimbursed costs.

National Life Insurance Company
One National Life Drive  Montpelier, Vermont 05604  (802) 229 -3333

9250(0201)

In addition we must receive written certification from the Care Coordinator that the Insured remains Chronically
Ill. We will require this certification no more often than once every 90 days while Chronic Care
Protection Benefits are being paid .

APPEAL OF
BENEFIT
ADMINISTRATION

We will inform the Owner in writing if payment of Chronic Care Protection
Benefits is denied. The Owner will then have the right to appeal our decision by submitting a written statement to us.

Such appeal should include:

1. A statement explaining why payment of benefits in dispute should not be denied; and
2. Any additional information that may not have been considered in our review; and
3. Contact information for those in possession of pertinent information regarding services rendered to the Insureds including the names, addresses, and phone numbers of any facilities in which care or treatment was provided.

All requests for additional information will be made at our expense. Upon further evaluations within 30 days of receipt of the written appeal, we will either:

1. overturn the initial denial and pay Chronic Care Protection Benefits due; or
2. uphold the initial denial.

We will notify the Owner, or any individual authorized to act on the Owner's behalf, of our appeal determination, and the factors bearing on that determination, in writing.

GENERAL TERMS

CONSIDERATION

This rider is issued in consideration of the application for this rider and assessment of Monthly Cost of Insurance Charges shown in the Data Section. The rider and a copy of the application for the rider are attached to and made a part of the policy.

National Life Insurance Company
One National Life Drive Montpelier,Vermont 05604 (802) 229 -3333

9250(0201)

TIME LIMIT ON
CERTAIN DEFENSES

During the first two years following the effective date of this rider, we may deny a claim for benefits or rescind this rider if a misrepresentation was made on the applicaiton which is material to our acceptance of the application.

After this rider has been in force for two years from its effective date, It Is incontestable except for relevant facts relating to the Insured's health which were knowingly and intentionally misrepresented. In the event that this rider is rescinded after we have paid benefits, we may recover any payments already made.

LEGAL
REQUIREMENTS

If the Owner is required by law to elect Chronic Care Protection Benefits to meet the claims of creditors, whether in bankruptcy or otherwise, benefits under this rider will not be available.

If the Owner is required by a government agency to elect Chronic Care Protection
Benefits to apply for, obtain, or keep a government benefit or entitlement, benefits under this rider will not be available.

PERIODIC REPORTS

Once each year while Chronic Care Protection Benefits are payable, we will provide the Owner with a report detailing the amount of benefits paid since the prior report.

National Life Insurance Company
One National Life Drive Montpelier, Vermont 05604  (802) 229-3333

9250(0201)

TERMINATION

This rider will terminate at midnight, local timeof the community in which the Insured resides, on the earliest of:
1. the date on which the cumulative Chronic Care Protection Benefits paid equal the Benefit Payment Limit under this rider; or
2. the date the policy terminates other than as a result of payments made according to the terms of a Rider to Accelerate Benefits for Payment of
Qualified Long Term Care Services Due to Chronic lllness on this policy; or
3. 'the date the Rider to Accelerate Benefits for Payment of Qualified Long
Term Care Services Due to Chronic lllness on this policy terminates other than that as the result of paying of cumulative Accelerated Care the Benefits such that the total Death Benefit of the policy, including any increase segments in the policy and any Additional Protection Benefit Rider to the policy, is reduced to zero; or
4. the monthly Policy Date following our receipt of the Owner's written request to terminate this rider; or
5. the 180th consecutive day during which no benefits are payable under this rider if Chronic Care Protection Benefits were previously paid under this rider; or
6. the date on which the date cumulative of the Insured's Chronic death. Care Protection Benefits paid

When this rider terminates:
 1. all rights under this rider shall cease; and
2. no further cost of insurance charges shall be assessed for this rider; and
3. the policy shall be considered separate and complete without this rider.

EXTENSION OF
BENEFITS

Termination of this rider will be without prejudice to any benefits payable for institutionalization if the institutionalization began while the insurance coverage was in force and continues without interruption after termination. Such Extension of
Benefits beyond the period the insurance coverage was in force will be subject to satisfaction of any required Elimination Period, is limited to payment of the maximum benefits, and will be subject to all other applicable provisions of this rider.

National Life Insurance Company
 One National Life Drive • Montpelier,Vermont 05604 • (802) 229 -3333

9250(0201)

Signed for National Life Insurance Company at Montpelier, Vermont, as of the effective date of this rider, by

Chairman of the Board

and

Chief Executive Officer

/

National Life Insurance Company
One National Life Drive Montpelier. Vermont 05604 (802) 229-3333

9250(0201)